AB*

3

08026354

SEC Mail Processing Section

FEB 27 2008

Washington, DC 103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. Roxbury Drive, 7th Floor
(No. and Street)

Beverly Hills (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Donovan (310) 888-6438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 05 2008

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite #2000 (Address) Los Angeles, (City) CA (State) 90071 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2008 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/4/08

OATH OR AFFIRMATION

I, Michael Nunnelee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANTONIO BARRERAS
Commission # 1642678
Notary Public - California
Los Angeles County
My Comm. Expires Feb 2, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. Roxbury Drive, 7th Floor
(No. and Street)

Beverly Hills (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Donovan (310) 888-6438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite #2000 (Address) Los Angeles, (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michele Maslow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michele Maslow
Signature

Chief Financial Officer
Title

Notary Public

ANTONIO BARRERAS
Commission # 1642678
Notary Public - California
Los Angeles County
My Comm. Expires Feb 2, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
City National Securities, Inc.:

We have audited the accompanying statement of financial condition of City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank, as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of City National Securities, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2008

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

Year ended December 31, 2007

Assets

Cash and cash equivalents	$	26,156,899
Marketable securities, at fair value		18,621,479
Receivables from clearing organizations		11,404,826
Receivables from related parties		419,563
Deferred tax asset		473,521
Total assets	$	57,076,288

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable to clearing organizations	$	18,615,869
Securities sold, not yet purchased, at fair value		10,062,292
Income tax payable		1,248,856
Accrued expenses		163,980
Total liabilities		30,090,997
Commitments		
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,999,000
Retained earnings		23,985,291
Total stockholder's equity		26,985,291
Total liabilities and stockholder's equity	$	57,076,288

See accompanying notes to the statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank (the Bank), is a registered member of the Financial Industry Regulatory Authority (FINRA) and is engaged in the business of providing brokerage services to retail clients. The Bank is a wholly owned subsidiary of City National Corporation (the Corporation). The Company was formed on December 29, 1999, registered effective as a broker/dealer on March 15, 2000, and commenced operations on April 26, 2000.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services LLC (NFS).

On January 1, 2007, the Company amended its agreement with NFS, for a five-year period, to include a contingent termination clause. In the event that the Company terminates its agreement with NFS prior to the agreement's expiration date, the Company would have to pay a termination fee equal to the estimated monthly clearing and execution charges due for the remaining length of the agreement. The Company currently has no intention of terminating the agreement. If the Company did terminate the agreement, the termination fee would have a material effect on the financial position of the Company.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis.

(d) Fair Value of Financial Instruments

Marketable securities, including securities sold short, not yet purchased, are carried at fair value on a trade-date basis, based on publicly reported bid and ask quotations, or amounts approximating fair value. The Company marks to market its open inventory positions on a monthly basis. Other assets, including cash and certain receivables, are carried at fair value or contracted amounts, which approximate fair value due to the short period of maturity. Similarly, liabilities are carried at amounts approximating fair value.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases

and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by the Corporation. The Company may also be included in certain state and local tax returns of the Corporation or its subsidiaries. The Company's tax-sharing agreement with the Bank provides that income taxes be based on the separate results of the Company. The agreement generally provides that the Company pay to the Bank amounts equal to the taxes that the Company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay the Company amounts equal to tax refunds the Company would be entitled to if it had always filed a separate company tax return.

(f) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Subdistribution and Shareholder Servicing Fees

The Company serves as subdistributor for the Class A shares of 11 open-ended mutual funds of the CNI Charter Funds (Prime Money Market Fund, Government Money Market Fund, California Tax Exempt Money Market Fund, Corporate Bond Fund, High Yield Bond Fund, California Tax Exempt Bond Fund, Government Bond Fund, Large Cap Value Equity Fund, Large Cap Growth Equity Fund, RCB Small Cap Value Fund, and Multi Asset Fund (started effective October 1, 2007), collectively, the Funds) managed by City National Asset Management, Inc., a wholly owned subsidiary of the Bank. SEI Investments Distribution Co. serves as principal distributor for the Funds, and pursuant to the subdistribution agreement, the Company receives fees of 0.30% on an annual basis on the Prime Money Market Fund, Government Money Market Fund, California Tax Exempt Money Market Fund, High Yield Bond Fund, and part of the year for Technology Growth Fund, based on Class A share net assets. The Company receives fees of 0.25% on an annual basis on the California Tax Exempt Bond Fund, Large Cap Value Equity Fund, Large Cap Growth Equity Fund, Corporate Bond Fund, Government Bond Fund, RCB Small Cap Value Fund, and Multi Asset Fund, based on Class A share net assets.

The Company has in place a shareholder servicing agreement, whereby the Company is compensated by the Funds for providing certain shareholder support services to Class A share investors of the Funds. Under the terms of the shareholder servicing agreement, the Company receives net fees of 0.17% on an annual basis on the Prime Money Market Fund and Government Money Market Fund Class A share net assets. The Company receives net fees of 0.18% on an annual basis on the California Tax Exempt Money Market

Fund Class A share net assets. The Company receives fees of 0.25% on an annual basis on the remaining respective Funds' Class A share net assets.

City National Asset Management, Inc. exited and closed the CNI Charter Technology Growth Fund effective April 16, 2007.

(3) Transactions with Affiliates

Various expenses paid by the Bank, such as rent and certain general and administrative expenses, are reimbursed by the Company pursuant to an agreement between the Company and the Bank.

(4) Off Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for customers and its proprietary inventory accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The settlement of these transactions is not expected to have a material effect on the Company's financial condition.

(5) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances. As of December 31, 2007, the Company had net capital of $25,502,494, which was $25,252,494 in excess of the required minimum net capital of $250,000.

(6) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax asset at December 31, 2007 are presented below:

Deferred tax asset:		
State taxes	$	473,521
Total deferred tax asset	$	473,521

In addressing the realizability of deferred tax assets, management believes that it is more likely than not that the carrying value of such assets will be recognized in future periods through the generation of taxable income.

(Continued)

(7) Commitments

During 2004, the Company entered into an operating lease with a third-party electronic media storage provider, the term of which was originally set to expire in July 2007. During the year under audit, the lease was renewed for one year to expire July 2008. At December 31, 2007, the Company's future minimum payments under this lease are as follows:

Year ending December 31:	
2008	$ 7,500
	$ 7,500

(8) Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. The standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained upon challenge by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. The Company adopted FIN 48, effective January 1, 2007. At that time, management analyzed the tax positions of the Company and identified no uncertain tax positions that failed to meet the more-likely-than-not standard.

The Company files for taxes as part of the Bank's consolidated tax return. As of December 31, 2007, the Internal Revenue Service (IRS) has completed its audits of the consolidated tax returns for the tax years up through 2003. Audits are currently underway. by the IRS for 2006 and by the California Franchise Tax Board for the years 1998 through 2004. These years currently being reviewed by taxing authorities, as well as for years subsequent to 2003, are still subject to adjustment upon audits by taxing authorities.

The Bank may from time to time be assessed interest or penalties by taxing authorities, although any such assessments historically have been minimal and immaterial to the financial results. In the event that the Bank is assessed for interest and/or penalties by taxing authorities, and it is deemed to be related to the Company, such amounts will be classified in the Company's financial statements as part of income tax expense.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
City National Securities, Inc.:

In planning and performing our audit of the financial statements of City National Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 25, 2008

END